 11650 South State Street, Suite 240, Draper, Utah 84020

January 20, 2016

VIA EDGAR

VIA EMAIL AND EDGAR

Mr. Tom Kluck, Legal Branch Chief

Mr. Jerard Gibson, Staff Attorney

Mr. Wilson Lee, Staff Accountant

Mr. Kevin Woody, Accounting Branch Chief

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

GibsonJ@SEC.GOV

Re:  Vican Resources, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed July 30, 2015

File No. 333-199169

Dear Messrs. Kluck, Gibson, Lee and Woody:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to submit to the U.S. Securities and Exchange Commission this application for withdrawal of the Registrant’s registration statement on Form S-1 filed with the EDGAR system on January 15, 2016 (Accession No. 0001391609-16-000329). This request is due to the Company filing the S-1 with the incorrect file number. No securities were sold in connection with the offering.

If you have any questions, or require anything further assistance regarding this request, please contact Kenneth I. Denos at (801) 816-2511.

Very truly yours,

/s/ Chene C. Gardner

Chene C. Gardner

Chief Financial Officer